Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Quarter Ended September 30, 2020

First Quarter of Fiscal Year 2021 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $20.8 million, a decrease of 30.2% compared to the comparable prior year period.

•	Total revenues were $129.5 million, an increase of 5.1% compared to the comparable prior year period.

•	Non-GAAP gross margin was at 33.7%, compared to 37.7% for the comparable prior year period.

•	Non-GAAP diluted EPS was $0.34, a decrease of 30.6% compared to the comparable prior year period.

•	Net cash provided by operating activities was $21.6 million for the current quarter.

•	DSO of 185 days, compared to 204 days for the comparable prior year period.

•	Inventory turnover days of 58 days, compared to 56 days for the comparable prior year period.

Beijing, China – November 12, 2020– Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the first quarter of fiscal year 2021 ended September 30, 2020 (see attached tables). The management of Hollysys, stated:

Industrial Automation (“IA”) business finished the quarter with revenue and contract at $81.9 million and $107.8 million, representing 26.8% and 28.4% YOY growth, respectively.

•

In power sector, we continued our effort in strengthening our market position in high-end coal fire market (600MW and plus power unit). Meanwhile, with respect to our current client base in this sector, we are actively responding to various regular and value-added service demand covering old system replacement, system upgrade, part component sales and annual maintenance, etc.

•

In chemical and petro-chemical sector, contract growth remains healthy. We continued our effort in key projects winning, key client cooperation, key marketing events and development and demonstration of solution capability to penetrate the market and build our reputation.

Sector highlights of the past quarter include:

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-

Winning the bidding of DCS+ESD (emergency shutdown device) + AMS (asset management system) +F&G (fire and gas) integrated solution for two offshore oil platforms. It is the 8th oil platform solution that the Company has won since the beginning of the calendar year, marking a remarkable progress for our exploration in the oil and gas industry.

-

Signing a CCS (Coordination Control System) contract with a client on its 400,000 tons/year tert-butyl alcohol and 200,000 tons/year MMA (methyl methacrylate) projects, marking a breakthrough as it is the Company’s first contract in MMA.

-

Signing a DCS + SIS + GDS + MES + OTS + AMS + information security integrated solution contract with a client on its 100,000 tons polycarbonate project. The DCS control points for the project amount to approximately 20,000, making it the largest project ever for the Company in similar craft.

•

In food & beverage and pharmaceutical sector, we continue to see healthy growth in contract. With our core control solution capability and inclusion of engineering design capability, we are building our EPC (engineering design + procurement + construction) capability so as to provide more comprehensive solution to our clients. Periodic progress was made in such model as we signed our first workshop-level EPC contract with a client for its 7-ACA (7-aminocephalosporanic acid) refining project, which is expected to lay foundation for our further pursuit of larger scale EPC project in the future.

•

In smart factory business, we continue to actively engage the potential clients through various marketing events, to stay close for in-depth grasp of market demand, and to develop and improve our solution for real value creation in economic benefit and operation safety. Highlights of the past quarter include:

-

Signing a contract with a new client from the thermal-power sector to provide a total solution with control-level and management-level data integration that covers comprehensive function modules including control optimization, smart diagnosis, equipment management, decision making and operation management, etc. We expect such project to become a key demonstration of solution for the thermal-power sector.

-

Signing a contract with a client from the coal-fire sector for its new 2*660MW power plant. Contract covers a similar total solution at control and management level, and marks a significant breakthrough in our smart factory solution for high-end coal-fire market.

-	Signing a contract with an existing client from the petro-chemical sector to provide management-level solution based on our industrial internet platform.

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•

Aftersales business of IA is keeping the healthy pace. We continued to engage our valuable client base and respond with both regular and value-adding initiatives covering old system upgrade and replacement, part component sales, annual maintenance, control optimization, data integration and energy management, etc.

•

Under our big automation initiatives, we continued to improve our capability for wider range of solution covering entire life cycle. By end of September, we have put into operation our in-house instrument production line, with which we will be capable of manufacturing certain types of instruments contained in our total control solution. Such is expected to be a valuable addition to our project delivery, market opportunities and operation.

Rail business finished the quarter with revenue and contract at $28.7 million and $24.2 million, recording 35.6% YOY decrease and 15.0% YOY growth, respectively.

•

In high-speed rail (“HSR”) sector, we continued our delivery of on-ground solution along with the rail-road construction progress. Periodic progress was achieved for the smart solution initiatives for the sector, and we have completed our top-level design of the smart maintenance solution. Meanwhile, bidding from the client was seeing its gradual recovery in the post-pandemic period, both for on-ground and on-board equipment. Highlights of the quarter include:

-	Winning the bidding of 140 sets (out of the total package of 274 sets) of ATP for C2 (250km) China Standard High-speed train in August.

•

In subway sector, our cloud-based SCADA project for Shenzhen Subway Line 6 was fully delivered, which was the second cloud-based SCADA project of the Company and represents our constant effort in innovation for continued value creation for our clients. In delivery, our enhancement in supply chain management and engineering standardization has contributed to improved quality and efficiency of project execution.

•

In aftersales business, we continued to strengthen local service network, to expand service solution and to develop technology-and-service-centered service for better differentiation. In HSR sector, we continued to respond to regular services including advanced maintenance, system and software upgrade and part component sales, as well as total replacement. We continued to act as the service provider to Hong Kong-Shenzhen high-speed rail, with our service quality being highly recognized. In subway sector, we continued to explore potentials from the current client base and signed contracts covering system upgrade, maintenance and product sales.

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•

Under our big transportation initiatives, the Company has established the smart highway solution and was actively involved in marketing events for new contracts breakthrough in new business. Highlight for the quarter includes:

-

Signing a breakthrough contract of smart traffic meteorology solution for a section of the highway connecting Sichuan and Yunnan province. The data-driven solution targets highway administration as the intended clients and through collection and processing of meteorological, geographical and traffic data, advices the highway administration on more effective decision making in highway management, in particular under extreme weather condition.

Mechanical and Electrical Solutions (“M&E”) business finished the quarter with revenue and contract at $18.8 million and $12.3 million, recording 34.4% increase and 63.4% YOY decrease respectively.

COVID-19 remains a challenge to M&E and overseas business. We will keep monitoring the impact on this sector and risk control remains to be the key focus.

Fiscal Quarter Ended September 30, 2020 Unaudited Financial Results Summary

(In USD thousands, except for number of shares and per share data)

	Three months ended
	Sep 30, 2020	Sep 30, 2019	% Change
Revenues	$129,468	123,230	5.1%
Integrated solutions contracts revenue	$105,706	104,466	1.2%
Products sales	$6,569	6,123	7.3%
Service rendered	$17,193	12,641	36.0%
Cost of revenues	$85,891	76,771	11.9%
Gross profit	$43,577	46,459	(6.2)%
Total operating expenses	$22,558	23,291	(3.1)%
Selling	$8,176	7,277	12.4%
General and administrative	$10,179	10,592	(3.9)%
Research and development	$9,981	8,942	11.6%
VAT refunds and government subsidies	$(5,778)	(3,520)	64.1%
Income from operations	$21,019	23,168	(9.3)%
Other income, net	$1,229	2,025	(39.3)%
Foreign exchange (loss) gain	$(2,323)	604	(484.6)%
Gains on disposal of an investment in an equity investee	$—	5,763	(100.0)%
Share of net income of equity investees	$1,891	1,541	22.7%
Interest income	$3,798	3,029	25.4%
Interest expenses	$(137)	(113)	21.2%
Income tax expenses	$4,760	6,209	(23.3)%
Net (losses) income attributable to non-controlling interests	$(80)	26	(407.7)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$20,797	29,782	(30.2)%
Non-GAAP basic EPS	$0.34	0.49	(30.6)%
Non-GAAP diluted EPS	$0.34	0.49	(30.6)%
Share-based compensation expenses	$175	26	573.1%
Amortization of acquired intangible assets	$76	75	1.3%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$20,546	29,681	(30.8)%
GAAP basic EPS	$0.34	0.49	(30.6)%
GAAP diluted EPS	$0.34	0.49	(30.6)%
Basic weighted average common shares outstanding	60,552,099	60,470,611	0.1%
Diluted weighted average common shares outstanding	60,552,099	60,483,884	0.1%

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Operational Results Analysis for the First Quarter Ended September 30, 2020

Comparing to the first quarter of the prior fiscal year, the total revenues for the three months ended September 30, 2020 increased from $123.2 million to $129.5 million, representing an increase of 5.1%. Broken down by the revenue types, integrated contracts revenue increased by 1.2% to $105.7 million, products sales revenue increased by 7.3% to $6.6 million, and services revenue increased by 36.0% to $17.2 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)	Three months ended Sep 30,
	2020		2019
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	81,931	63.2%	64,637	52.4%
Rail Transportation Automation	28,696	22.2%	44,576	36.2%
Mechanical and Electrical Solution	18,841	14.6%	14,017	11.4%

Total	129,468	100.0%	123,230	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 33.7% for the three months ended September 30, 2020, as compared to 37.7% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 25.3%, 73.7% and 70.0% for the three months ended September 30, 2020, as compared to 32.6%, 79.9% and 59.5% for the same period of the prior year, respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 33.6% for the three months ended September 30, 2020, as compared to 37.6% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered was 25.2%, 73.7% and 70.0% for the three months ended September 30, 2020, as compared to 32.5%, 79.9% and 59.5% for the same period of the prior year, respectively.

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Selling expenses were $8.2 million for the three months ended September 30, 2020, representing an increase of $0.9 million or 12.4% compared to $7.3 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 6.3% and 5.9% for the three months ended September 30, 2020, and 2019, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $10.2 million for the quarter ended September 30, 2020, representing a decrease of $0.4 million or 3.9% compared to $10.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.9% and 8.6% for quarters ended September 30, 2020 and 2019, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $10.4 million and $10.6 million for the three months ended September 30, 2020 and 2019, respectively.

Research and development expenses were $10.0 million for the three months ended September 30, 2020, representing an increase of $1.0 million or 11.6% compared to $8.9 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 7.7% and 7.3% for the quarter ended September 30, 2020 and 2019, respectively.

The VAT refunds and government subsidies were $5.8 million for three months ended September 30, 2020, as compared to $3.5 million for the same period in the prior year, representing a $2.3 million or 64.1% increase, which was primarily due to increase of the VAT refunds.

The income tax expenses and the effective tax rate were $4.8 million and 18.9% for the three months ended September 30, 2020, as compared to $6.2 million and 17.3% for comparable prior year period. The effective tax rate fluctuation was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries are subject to different tax rates in various jurisdictions.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on the grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $20.8 million or $0.34 per diluted share based on 60.6 million diluted weighted average ordinary shares outstanding for the three months ended September 30, 2020. This represents a 30.2% decrease over $29.8 million or $0.49 per share based on 60.5 million diluted weighted average ordinary shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $20.5 million or $0.34 per diluted share representing a decrease of 30.8% over $29.7 million or $0.49 per diluted share reported in the comparable prior year period.

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Contracts and Backlog Highlights

Hollysys achieved $144.3 million of new contracts for the three months ended September 30, 2020. The backlog as of September 30, 2020 was $596.1 million. The detailed breakdown of new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved		Backlog
	for the three months ended Sep 30, 2020		as of Sep 30, 2020
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	107,806	74.7%	252,299	42.3%
Rail Transportation	24,167	16.8%	254,833	42.7%
Mechanical and Electrical Solutions	12,304	8.5%	89,005	14.9%

Total	144,277	100.0%	596,137	100.0%

Cash Flow Highlights

For the three months ended September 30, 2020, the total net cash inflow was $34.9 million. The net cash provided by operating activities was $21.6 million. The net cash provided by investing activities was $2.6 million and mainly consisted of $114.6 million of matured time deposits, which were partially offset by $108.8 million of time deposits placed with banks. The net cash used in financing activities was $0.2 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $321.6 million, $288.8 million, and $340.0 million as of September 30, 2020, June 30, 2020 and September 30, 2019, respectively.

For the three months ended September 30, 2020, DSO was 185 days, as compared to 204 days for the comparable prior year period and 167 days for the last quarter; and inventory turnover was 58 days, as compared to 56 days for the comparable prior year period and 66 days for the last quarter.

Conference Call

The Company will host a conference call at 8:00 pm November 12, 2020 U.S. Eastern Time / 9:00 am November 13, 2020 Beijing Time, to discuss the financial results for fiscal year 2021 first quarter ended September 30, 2020 and business outlook.

Joining the Conference Call:

1. Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

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2. In the 10 minutes prior to the call start time, you will need to use the conference access information provided in the email received at the point of registering.

Note: Due to regional restrictions some participants may receive operator assistance when joining this conference call and will not be automatically connected.

Helpful keypad commands:

*0 - Operator assistance

*6 - Self mute/unmute

Direct Event online registration: http://apac.directeventreg.com/registration/event/3446698. Please use Conference ID 3446698 for entry if the link fails to lead directly to the registration page.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended Sep 30,
	2020	2019
	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$105,706	$104,466
Products sales	6,569	6,123
Revenue from services	17,193	12,641

Total net revenues	129,468	123,230

Costs of integrated solutions contracts	79,081	70,500
Cost of products sold	1,729	1,231
Costs of services rendered	5,157	5,115

Gross profit	43,501	46,384

Operating expenses
Selling	8,176	7,277
General and administrative	10,354	10,618
Research and development	9,981	8,942
VAT refunds and government subsidies	(5,778)	(3,520)

Total operating expenses	22,733	23,317

Income from operations	20,768	23,067

Other income, net	1,229	2,025
Foreign exchange (loss) gain	(2,323)	604
Gains on disposal of investments in an equity investee	—	5,763
Share of net income of equity investees	1,891	1,541
Interest income	3,798	3,029
Interest expenses	(137)	(113)

Income before income taxes	25,226	35,916

Income taxes expenses	4,760	6,209

Net income	20,466	29,707

Less: Net (losses) income attributable to non-controlling interests	(80)	26

Net income attributable to Hollysys Automation Technologies Ltd.	$20,546	$29,681

Other comprehensive income, net of tax of nil
Translation adjustments	38,950	(34,174)

Comprehensive income (loss)	59,416	(4,467)

Less: Comprehensive income (loss) attributable to non-controlling interests	80	(25)

Comprehensive income (loss) attributable to Hollysys Automation Technologies Ltd.	$59,336	$(4,442)

Net income per share:
Basic	0.34	0.49
Diluted	0.34	0.49
Shares used in income per share computation:
Basic	60,552,099	60,470,611
Diluted	60,552,099	60,483,884

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Sep 30,	Jun 30,
	2020	2020
	(Unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$321,641	$288,782
Time deposits with maturities over three months	330,432	324,949
Restricted cash	11,827	8,663
Accounts receivable, net of allowance for doubtful accounts of $54,069 and $41,618 as of September 30, 2020 and June 30, 2020, respectively	268,270	242,449
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $8,185 and $6,150 as of September 30, 2020 and June 30, 2020, respectively	189,834	186,879
Accounts receivable retention	5,227	6,088
Other receivables, net of allowance for doubtful accounts of $6,382 and $6,224 as of September 30, 2020 and June 30, 2020, respectively	28,408	28,257
Advances to suppliers	18,614	17,255
Amounts due from related parties	22,222	21,444
Inventories	56,805	48,210
Prepaid expenses	654	648
Income tax recoverable	87	870

Total current assets	1,254,021	1,174,494

Non-current assets
Restricted cash	20,558	21,652
Costs and estimated earnings in excess of billings	1,771	2,309
Accounts receivable retention	5,559	4,717
Prepaid expenses	8	6
Property, plant and equipment, net	84,261	78,050
Prepaid land leases	16,168	15,742
Intangible assets, net	1,665	1,713
Investments in equity investees	45,814	41,133
Investments securities	4,816	4,640
Goodwill	1,516	1,460
Deferred tax assets	10,738	8,909
Operating lease right-of-use assets	6,496	6,010

Total non-current assets	199,370	186,341

Total assets	1,453,391	1,360,835

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	334	320
Accounts payable	129,336	117,460
Construction cost payable	1,762	2,350.00
Deferred revenue	161,692	139,242

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Accrued payroll and related expenses	21,766	17,245
Income tax payable	7,021	3,142
Warranty liabilities	6,074	6,604
Other tax payables	4,129	3,279
Accrued liabilities	36,738	31,595
Amounts due to related parties	3,394	3,576
Operating lease liabilities	2,211	2,489

Total current liabilities	374,457	327,302
Non-current liabilities
Accrued liabilities	3,000	5,635
Long-term loans	15,885	15,780
Accounts payable	3,221	2,530
Deferred tax liabilities	14,307	13,940
Warranty liabilities	1,847	3,460
Operating lease liabilities	3,901	3,302

Total non-current liabilities	42,161	44,647

Total liabilities	416,618	371,949
Commitments and contingencies	—	—
Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,537,099 shares issued and outstanding as of September 30, 2020 and June 30, 2020	61	61
Additional paid-in capital	224,218	224,043
Statutory reserves	49,423	49,423
Retained earnings*	783,315	774,473
Accumulated other comprehensive income	(24,728)	(63,517)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,032,289	984,483
Non-controlling interests	4,484	4,403

Total equity	1,036,773	988,886
Total liabilities and equity	$1,453,391	$1,360,835

* The adoption of ASC 326 started in July 1st had a one-off effect on the beginning of balance sheet accounts.

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands).

Three months
Sep 30, 2020
(Unaudited)
Cash flows from operating activities:
Net income	$20,466
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,548
Amortization of prepaid land leases	101
Amortization of intangible assets	76
Allowance for doubtful accounts	952
Gains on disposal of long-lived assets	(11)
Share of net income of equity investees	(1,891)
Share-based compensation expenses	175
Deferred income tax benefit	(1,363)
Changes in operating assets and liabilities:
Accounts receivable and retention	(25,949)
Costs and estimated earnings in excess of billings	4,397
Inventories	(6,640)
Advances to suppliers	(702)
Other receivables	621
Due from related parties	(1,148)
Accounts payable	7,901
Deferred revenue	16,963
Accruals and other payables	154
Due to related parties	(182)
Income tax payable	4,499
Other tax payables	713
Operating lease right-of-use assets	(305)
Operating lease liabilities	222

Net cash provided by operating activities	21,597

Cash flows from investing activities:
Time deposits placed with banks	(108,757)
Purchases of property, plant and equipment	(3,354)
Proceeds from disposal of property, plant and equipment	65
Maturity of time deposits	114,597

Net cash provided by investing activities	2,551

Cash flows from financing activities:
Proceeds from long-term bank loans	37
Repayments of long-term bank loans	(194)

Net cash used in financing activities	(157)

Effect of foreign exchange rate changes	10,938

Net increase in cash, cash equivalents and restricted cash	$34,929
Cash, cash equivalents and restricted cash, beginning of period	$319,097
Cash, cash equivalents and restricted cash, end of period	354,026

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Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP cost of integrated contracts”, “Non-GAAP general and administrative expenses”, “Non-GAAP other income (expenses), net”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of the non-GAAP measures with the most directly comparable U.S. GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended
	Sep 30,
	2020	2019
	(Unaudited)	(Unaudited)
Cost of integrated solutions contracts	$79,081	$70,500
Less: Amortization of intangible assets	76	75

Non-GAAP cost of integrated solutions contracts	$79,005	$70,425

General and administrative expenses	$10,354	$10,618
Less: Share-based compensation expenses	175	26

Non-GAAP general and administrative expenses	$10,179	$10,592

Net income attributable to Hollysys Automation Technologies Ltd.	$20,546	$29,681

Add:
Share-based compensation expenses	175	26
Amortization of intangible assets	76	75

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$20,797	$29,782

Weighted average number of basic ordinary shares	60,552,099	60,470,611
Weighted average number of diluted ordinary shares	60,552,099	60,483,884
Non-GAAP basic earnings per share	$0.34	$0.49
Non-GAAP diluted earnings per share	$0.34	$0.49